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                                                                    EXHIBIT 20.1


ELOQUENT, INC. TO ACQUIRE REBOP MEDIA INC., AS 'LIVE' COMPONENT OF LAUNCHFORCE STRATEGY

SAN MATEO, Calif., June 25 /PRNewswire/ -- Eloquent, Inc. (Nasdaq: ELOQ - news) announced today that it has agreed, in principle, to acquire Rebop Media Inc., a leading provider of "live" rich media applications aimed at the product launch market. Eloquent re-emphasized its new market strategy, built around LaunchForce, which provides a solution for the product launch challenges of Fortune 1000 and global enterprises. Also, the Company has agreed, in principle, to new terms for the acquisition, which will involve the issuance of 850,000 shares of Eloquent's common stock (4.8 percent of current outstanding shares) and payment of $3.8 million in cash. The acquisition is expected to be finalized before the end of July 2001.

Eloquent LaunchForce combines leading-edge software and consulting services to create a unique solution to manage complex product launches for enterprise and global organizations, enabling these organizations to deliver clear, consistent messages through interactive web presentations to their sales and marketing forces, business partners, and customers.

The benefit of LaunchForce is that it gives enterprise and global organizations the ability to immediately and significantly reduce the cost of complex product launches, as well as shorten the time-to-revenue for the new products. The cost savings are realized by replacing the traditional approaches -- centralized big meeting event or decentralized road show event -- for launching new products. The time-to-revenue improvement is realized by allowing participants to (1) hear a consistent message in a specific time-frame, (2) participate in, and control, the absorption of the information, and (3) revisit specific aspects of new products for just-in-time reinforcement, all of which are catalysts for an earlier product sale.

The Rebop Media Inc. technology is a key component of the LaunchForce software and is the industry's first live video-based web conferencing product designed to reach business audiences as large as 10,000.

Market for LaunchForce

The McKenna Group recently conducted a study of the market for rich media applications based on interviews with marketing VPs of Fortune 500 companies and found an immediate need and willingness to invest in a rich media solution to accelerate revenues and cut costs from worldwide new product launches. Results of this study corroborate Eloquent's experience in the marketplace, where approximately 50 percent of Eloquent's revenue has been derived from the application of its on-demand solution to new product rollouts involving customers such as Autodesk, GlobalOne and FileNET.

"We are pleased with early indications of interest in LaunchForce from existing customers and new prospects," said Cliff Reid, CEO and Chairman of Eloquent. "Our plan for LaunchForce is to build and launch it by the end of Q2 2001, and start selling it in


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Q3 and Q4. We're currently on track and are starting to build a pipeline of customers for revenue later in the year."

The McKenna Group also estimates that the total market for rich media presentation solutions for product launches is approximately $2 billion, and the total available market for Eloquent among the Fortune 1000 companies is approximately $450 million in the initial years.

"Two forces are colliding in today's economy: marketing budgets are being slashed and at the same time, there is a need for quick generation of revenue from new products," said Elizabeth Sun, Senior Program Director, Electronic Business Strategies, Meta Group. "Rich media communications delivered through the Internet reduce costs associated with product launch events. It also enables effective product rollout strategies, allowing the sales force to sell in a more timely fashion."

Competitive Landscape

One of the key findings of the McKenna Group study is that the competitive landscape is open for a powerful professional and scalable solution for implementing complex product launches for global organizations. The competition in this market space consists of many small companies, none of which have focused on providing expertise in, and the application of, rich media technology to product launches. The opportunity exists to build the market leader in this market.

LaunchForce is being sold directly through Eloquent's enterprise-level sales force. Indirect marketing relationships are expected to be developed in the future.

About Eloquent

Eloquent develops rich media applications aimed at the product launch market that dramatically improve an organization's ability to deliver accurate and critical information to globally dispersed audiences in a cost-effective and timely manner. The company's flagship product, Eloquent LaunchForce, enables organizations to communicate with employees, partners and customers during product launches. Eloquent's technology is available in both live and on-demand formats, and is widely used by Fortune 1000 companies to deliver consistent messages to large audiences. For more information, visit www.eloquent.com.


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Except for historical information, all of the expectations and assumptions contained in the foregoing are forward-looking statements involving risks and uncertainties. Important factors that could cause actual results to differ materially from such forward-looking statements include, but are not limited to, competition in our markets and for qualified personnel, timing of customer orders and technological change. For additional information regarding these and other risks, refer to Eloquent's Report on Form 10-Q for the quarter ended March 31, 2001 on file with the Securities and Exchange Commission.

NOTE: Eloquent and the Eloquent logo are trademarks of Eloquent, Inc. All other trademarks are the property of their respective owners.

SOURCE: Eloquent, Inc.

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